UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Updates Guidance for Q1 2012 Dated April 5 , 2012	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: April 5 , 2012	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	Janine Wiener +972.54.322.5946 Janine.wiener@alvarion.com

Alvarion Updates Guidance for Q1 2012

Tel Aviv, Israel, April 5, 2012 – Alvarion® Ltd. (NASDAQ: ALVR), a provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced that it expects first quarter 2012 revenues to be approximately $33 million to $33.5 million, below the guidance previously provided by the company, primarily as a result of lower than expected sales of an older product line which the company currently intends to replace later this year, as well as a large order which has been delayed from Q1 until Q2.  Based on this estimated revenue, non-GAAP net loss per diluted share is expected to be between ($0.09) and ($0.10) for the first quarter of 2012, compared to the company’s previous guidance of a non-GAAP net loss per diluted share between ($0.01) and ($0.06) based on expected revenues of $38 to $43 million. GAAP per share results, which include charges of approximately $1.5 million related to the acquisition of Wavion Inc. in November 2011 and stock-based compensation, are expected to range between a loss of ($0.12) and ($0.13) compared to the company’s previous guidance of a per share loss between ($0.03) and ($0.08). Cash and cash equivalents totaled approximately $51.5 million as of March 31, 2012.

As a result of the foregoing, the company will be in default of a financial covenant under certain loan and credit facility agreements, including a $30 million loan obtained by the company for the acquisition of Wavion Inc. The company has initiated discussions with the respective banks.

“Although we expected a decline in demand for certain older products ahead of their planned replacement later this year, we did not anticipate it would be of the magnitude we began to see in the last few weeks,” said Eran Gorev, President and CEO of Alvarion. “We are reevaluating our plan to address certain vertical market applications with the aim of accelerating a solution.

“In addition, a large order valued at over $3 million for our carrier-grade Wi-Fi solution has been delayed and we expect such order will be delivered in the second quarter.  Nevertheless, we shipped over $5 million of this product line in Q1 and we believe this portion of the business is on track to meet our expectations for 2012. During Q1, we won several large carrier-grade Wi-Fi deals with Tier 1 carriers in the Asia Pacific region.  We expect these deals will contribute to revenues in future quarters and they represent attractive opportunities for business over the next several years. We are encouraged by the fact that our carrier Wi-Fi solution continues to outperform competing products in field tests. With the expanded sales effort and growing list of distributors, we believe we are gaining traction as more prospective customers have an opportunity to evaluate our solution.

“Meanwhile, our business in the broadband wireless access segment was only slightly below our expectations and we recently received a large multi-million dollar order for a combination of base stations and CPEs which we expect to ship over the next several quarters,” continued Mr. Gorev.

Specific guidance for Q2 and any revisions that may be required to the financial targets for 2012 will be provided when the company announces final results for the first quarter of 2012 on May 16, 2012.

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement the 2012 plan referred to above as well as our specific expectations related to the receipt of certain orders and the related effects on our revenues, our inability to amend or obtain necessary waivers with respect to covenants in our loan agreements, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the continued global  macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated; the potential incurrence by Alvarion of unknown liabilities of Wavion; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

The roadmap information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions. The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion. If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions. This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this presentation, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.